Execution Version

AMENDMENT NO. 1 TO EQUITY COMMITMENT LETTER

This AMENDMENT NO. 1 TO EQUITY COMMITMENT LETTER (this “Amendment”) is entered into as of June 9, 2014 by and between Morgan Stanley Private Equity Asia IV Holdings Limited (the “Sponsor”), Rainbow Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Noah Education Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Equity Commitment Letter (as defined below).

WHEREAS, Parent, Rainbow Education Merger Sub Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated as of April 2, 2014 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, in connection with the entry into the Merger Agreement by the parties thereto, the Sponsor and Parent have entered into an Equity Commitment Letter (the “Equity Commitment Letter”) dated as of April 2, 2014, pursuant to which the Sponsor has committed, subject to the terms and conditions therein, to subscribe, or cause to be subscribed, directly or indirectly through one or more Affiliates, for newly issued preferred shares of Parent and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the Effective Time an aggregate cash purchase price in immediately available funds equal to $34,000,000;

WHEREAS, in connection with the entry into the Merger Agreement by the parties thereto, Parent, the Company and the Rollover Shareholders (as defined in the Merger Agreement) entered into a support agreement (the “Support Agreement”) dated as of April 2, 2014, pursuant to which, among other things, each Rollover Shareholder agreed to (a) vote or cause to be voted all of such Rollover Shareholder’s Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby; and (b) have his or its respective Rollover Shares (as defined in the Support Agreement) cancelled for no consideration in connection with the Merger;

WHEREAS, Parent, the Company and the Rollover Shareholders desire to amend the Support Agreement to reflect that the numbers of Rollover Shares of Jointly Gold Technologies Limited, Global Wise Technologies Limited and Sunshine Nation Limited will be reduced by 5,000, 3,600, and 100,000 respectively;

WHEREAS, the Sponsor and Parent desire to amend the Equity Commitment Letter to increase the Commitment under the Equity Commitment Letter from $34,000,000 to $35,000,000;

WHEREAS, pursuant to Section 4 of the Equity Commitment Letter, neither the Equity Commitment Letter nor any provision thereof may be amended, modified, supplemented or waived except by an agreement in writing signed by each of the parties thereto and the Company.

NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

1.          Amendments. Section 1 of the Equity Commitment Letter is hereby deleted and replaced in its entirety to read as follows:

1. Commitment. The Sponsor hereby commits, subject to the terms and conditions set forth herein, to subscribe, or cause to be subscribed, directly or indirectly through one or more Affiliates, for newly issued preferred shares of Parent and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the Effective Time an aggregate cash purchase price in immediately available funds equal to $35,000,000 (the “Commitment”), which shall be applied by Parent to (i) fund the Exchange Fund and any other amounts required to be paid by Parent pursuant to the Merger Agreement and (ii) pay related fees and expenses pursuant to the Merger Agreement. Notwithstanding anything to the contrary contained herein, the Sponsor shall not, under any circumstances, be obligated to contribute more than the Commitment to Parent. In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter shall, unless otherwise agreed in writing by the Sponsor, be reduced by Parent to the level sufficient to fully fund the Exchange Fund and pay related fees and expenses pursuant to the Merger Agreement.

2.          Effect of Amendments. Except as provided herein, the Equity Commitment Letter shall remain unchanged, and the Equity Commitment Letter, as modified by this Amendment, shall continue to be in full force and effect. This Amendment shall not constitute an amendment to or waiver of any right or remedy other than to the extent expressly set forth herein.

3.          Miscellaneous. The provisions of Article 7 (Governing Law; Dispute Resolution; Jurisdiction), Article 8 (Counterparts) and Article 10 (Waiver of Jury Trial) of the Equity Commitment Letter shall apply mutatis mutandis to this Amendment, and to the Equity Commitment Letter as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date and year first written above

Morgan Stanley Private Equity Asia IV Holdings Limited

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Alternate Director to Alan K. Jones

RAINBOW EDUCATION HOLDING LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

NOAH EDUCATION HOLDINGS LTD.

By:	/s/ Dora Li
Name: Dora Li
Title: Chief Financial Officer